Prospectus Supplement	Filed pursuant to Rule 424(b)5 and
(To Prospectus dated August 8, 2003)	Registration No. 333-106824

9,014,843 shares

Class A Common Stock

The DIRECTV Group, Inc., the selling stockholder, is offering 9,014,843 shares of our Class A common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Our Class A common stock is traded on The Nasdaq National Market under the symbol “XMSR.” On March 26, 2004, the last reported sale price of our Class A common stock on The Nasdaq National Market was $27.63 per share.

See “Risk Factors” beginning on page S-8 of this prospectus supplement and page 3 of the accompanying prospectus to read about the risks you should consider before buying shares of our Class A common stock.

	Per Share	Total
Public Offering Price	$25.50	$229,878,496.50

Underwriting Discount	$0.75	$6,761,132.25

Proceeds, before expenses, to the selling stockholder	$24.75	$223,117,364.25

Delivery of the shares will be made on or about April 1, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

The date of this prospectus supplement is March 29, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering of shares of our Class A common stock in two separate documents:

•	the accompanying prospectus provides general information, some of which may not apply to this offering, and

•	this prospectus supplement, which describes the specific details regarding this offering.

Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only upon the information contained or incorporated by reference in this prospectus supplement. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Class A common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of those documents’ respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” in this prospectus supplement certain information we file with the SEC, which means that we may disclose important information in this prospectus supplement by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus supplement is completed:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004;

•	Our Current Report on Form 8-K, filed with the SEC on January 23, 2004.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus supplement. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary does not contain all the information you should consider before investing in our Class A common stock. Please read the entire prospectus supplement and accompanying prospectus carefully, including the sections entitled “Risk Factors.” The terms “we,” “our,” and “us” refer to XM Satellite Radio Holdings Inc. and its subsidiaries.

Our Business

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide to over 1.3 million subscribers as of December 31, 2003. We announced in February 2004 that we have in excess of 1.5 million subscribers. In 2003, our digital audio XM Radio service offered 100 channels of music, news, talk, sports and children’s programming for a monthly subscription fee and one premium channel for an additional fee. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage commercial-free music channels and digital sound quality. In 2003, we surpassed 1 million subscribers making us the second fastest mass market technology product to achieve 1 million subscribers (according to Greystone Communications, Yankee Group).

In February 2004, we launched our 2004 channel line-up featuring 68 commercial-free music channels; 32 news, sports, talk and variety channels; and, as of March 2004, 15 instant traffic and weather channels reporting continuously updated information from major markets such as New York, Los Angeles, Chicago and Washington, DC. We plan to expand the number of local traffic and weather channels we offer to 21 later in 2004. These channels will be offered to subscribers as part of the basic monthly service fee. We also announced that XM Radio will be available on Jet Blue and AirTran airplanes beginning in fall 2004.

XM’s targeted market is the over 200 million registered vehicles in the U.S. along with over 100 million TV households in the U.S. Since our nationwide launch on November 12, 2001, we have built our subscriber base through multiple distribution channels, including an exclusive factory-installation distribution arrangement with General Motors and arrangements with other automotive manufacturers, car audio dealers and national electronics retailers. XM Radio is currently available in over 80 new vehicle models.

Through an exclusive arrangement with us, General Motors, a major investor in our company, currently offers XM Radio in 43 vehicle lines of the 2004 model year, including passenger cars, light trucks and SUVs. GM factory installs the XM Radio option in Buick, Cadillac, Chevrolet, GMC, Pontiac and Saturn brand vehicles. For the 2005 model year, General motors has announced plans to expand the XM Radio, factory-installed, option to over 50 vehicle lines including HUMMER, Buick, Cadillac, Chevrolet, GMC, Pontiac and Saturn brand vehicles. GM recently commemorated its one-millionth XM-equipped vehicle, during an event at their Detroit world headquarters in February 2004. Honda, a major investor in our company, currently offers XM Radio in the Accord EX, Acura RL and Acura TL as a factory-installed feature and in the Pilot, S2000 and other Accord models as a dealer-installed option. XM expects Honda and Acura to factory install over 200,000 2004 model year vehicles. Toyota/Lexus/Scion, Nissan/Infiniti, Isuzu and Volkswagen/Audi offer XM Radio as a dealer-installed option in numerous popular makes and models, including the Toyota Camry Solara Coupe and Scion xA and xB, the Lexus LS 430, Nissan Pathfinder and Titan, Infiniti G35 and FX45, the Audi A4, S4, A6 and allroad quattro, and the Volkswagen Beetle. Broad distribution of XM Radio through the new automobile market is a central element of our business strategy.

From our nationwide launch through the end of the third quarter of 2002, distribution of our product was almost exclusively through the aftermarket (the sale of radios by consumer electronics retailers and others for installation in automobiles after purchase) and we continue to promote XM Radio actively in this market. Although it varies from quarter to quarter, our subscriber additions in 2003 were approximately 50% from automotive manufacturers and approximately 50% from aftermarket retailers. XM radios are available under the Delphi, Pioneer, Alpine and Sony brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart and other national and regional retailers.

As part of our strategy to make XM Radio available everywhere, we have also created brand awareness through the many ways in which potential subscribers can experience the XM service. The XM radios in General Motors’ vehicles come pre-activated with service so GM’s dealers can offer the XM experience to new car prospects during vehicle test drives, and to new car purchasers during the vehicle delivery process. The entire 115 channel service is available as a trial to GM new vehicle buyers, and GM’s own internal research indicates that GM vehicle buyers provide demonstrations, on average, seven times during the first 60 days of vehicle ownership. XM Radio is also available in approximately 20,000 Avis rental cars. Additionally, XM Radio will be available on Jet Blue and AirTran airplanes beginning in fall 2004. Jet Blue and AirTran serve over 20 million passengers per year.

We have also introduced a wide variety of mass market products that can deliver our service in the automobile, home and portable markets, as well as specific applications such as marine and aviation. Our XM WX satellite weather service is a real-time graphical data weather service provided to the marine and aviation markets. After initially focusing on the automobile retail aftermarket and the automobile factory-installed market, the opening up of the home and portable market is the third major element of our marketing strategy to increase the availability of XM Radio across new markets.

In the fall of 2002, Delphi introduced the XM SKYFi, a plug-and-play device available for use in the car, at home or in a portable “boombox” that offers an enhanced display and attractive pricing. At the 2003 Consumer Electronics Show, the SKYFi audio system was named a finalist for the Best of CES award. In October 2003, Delphi introduced the XM Roady, the industry’s smallest satellite radio that offers a complete satellite radio system for vehicles in one simple, easy to install package that retails for a cost less than the XM SKYFi. Also in October 2003, we introduced the XM Commander, an all-in-one receiver package that works with nearly all AM/FM car stereos, regardless of make, brand or year, and is sized and styled to integrate with the dashboard of most vehicles, including luxury cars. In November 2003, we introduced XM Direct, an ultra-compact XM tuner module for car stereos that can be connected to any satellite-radio-ready car stereo with adaptors developed and distributed by third parties. We expect that XM Direct will be particularly attractive to OEM dealers of a wide variety of satellite-radio-ready cars. In December 2003, Alpine introduced the industry’s first in-dash CD receiver with an integrated XM tuner, the CDA-9820XM, which eliminates the need for a separate XM tuner for easier installation and delivers high quality sound performance. These new products represent the second generation of XM Radios, reflecting enhanced features and a significantly lower price to consumers.

In addition to these products for the automobile market, we have introduced products specifically targeted at the home and portable markets. In April 2003, we introduced the XM PCR, the first satellite radio receiver designed for personal computers, and in August 2003, Audio Design Associates introduced the Tune Suite, the first high-end, multizone home audio system to feature XM Satellite Radio. In December 2003, Delphi introduced the Delphi CD Audio System, the industry’s first boombox capable of playing AM/FM radio, XM radio, compact discs and MP3 files. We believe that these products along with the best-selling SKYFi radio will continue to open up new markets beyond the traditional automobile market and increase the penetration of XM Radio. Finally, in addition to the automobile, home and portable markets, we have also worked with manufacturers to develop radios for specific applications such as the marine and aviation markets to further enhance the availability of XM Radio.

We believe, based on our experience in the marketplace, surveys, work with focus groups and market data, that there is a significant market for XM Radio. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 94% listens to the radio weekly. However, many radio listeners have access to only a limited number of radio stations and listening formats offered by traditional AM/FM radio.

We believe we offer our consumers a unique listening experience by providing diverse programming, coast-to-coast coverage, commercial free music channels and clear sound with our digital signals. In February 2004, our channel lineup began featuring additional 100% commercial free channels, including all 68 of our music channels, and as of March 2004 also features 15 channels of instant traffic and weather, expanding to 21 channels by the end of 2004. Our channels include diverse programming designed to appeal to a large audience, and to specific groups that our research has shown are most likely to subscribe to our service, including urban and rural listeners of virtually all ages. We have original music and talk channels created by our in-house programming unit as well as channels created by well-known providers of brand name programming, including our exclusive MTV, VH1 and NASCAR channels, as well as ESPN Radio, Radio Disney, CNN, CNBC, MSNBC, Discovery, Fox News, E! and Clear Channel. We have a team of experienced programming professionals with a successful record of introducing new radio formats and building local and national listenership.

In addition to our subscription fee, we generate revenues from sales of limited advertising time on our talk, entertainment and variety channels. Advertisers on the XM network include JC Penney, Radio Shack, Allstate, Autozone, Pfizer, Anheuser-Busch and ABC Networks. Although our new channel lineup has 100% commercial free music channels, we plan to sell advertising time on our 21 new instant traffic and weather channels.

We transmit the XM Radio signal throughout the continental United States from our two satellites XM Rock and XM Roll. We are planning to launch our spare satellite, presently being modified, in late 2004 as part of a plan to address a solar power anomaly in our existing satellites initially identified in late 2001. We have contracted for a fourth satellite, to serve as a ground spare and to be launched around the 2007 timeframe to replace XM Rock and XM Roll. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

We have raised $2.6 billion of equity and debt net proceeds from investors and strategic partners to fund our operations from inception through January 2004. In 2003, we raised net proceeds of $601 million. This includes $150 million of net proceeds from the sale of Class A common stock in September 2003 and $66 million of net proceeds from the sale of Class A common stock through our Direct Stock Purchase Program. This also includes $179 million of net proceeds (including amounts related to the over-allotment option) from the sale of 12% senior secured notes due 2010 in June 2003 and $206 million of net funds raised in January 2003. The January 2003 financing transactions also included $250 million of payment deferrals and a line of credit from GM. In January 2004, we also raised $177 million of net proceeds from the sale of Class A common stock.

From January 1, 2003 to December 31, 2003, we eliminated $245.9 million carrying value of indebtedness or approximately $280.7 million of face amount at maturity through the issuance of 31.2 million shares of Class A common stock and $17 million of cash. These de-leveraging transactions eliminated convertible debt and preferred stock with a carrying value of $178.3 million or $184.5 million of face amount at maturity. The convertible notes and preferred stock would have been convertible into 32.0 million shares through maturity of the instruments. In total, these de-leveraging transactions eliminated approximately $429 million in future interest, dividends, accretion and principal payments.

In March 2004, the holders of the $45.7 million 7.75% Convertible Subordinated Notes due 2006 called for redemption following our January offering elected to convert into 3.7 million shares of our Class A Common Stock in accordance with the terms of the notes. This represented the retirement of all our remaining outstanding $45.7 million of 7.75% Subordinated Convertible Notes. In February 2004, we completed the redemption of $89 million in principal amount of our 10% Senior Secured Convertible Note due 2009 held by General Motors Corp. As part of the redemption, General Motors converted $7.8 million in principal amount of the Notes, representing the entire principal amount of the Notes that had vested conversion rights at the time of the redemption, into 980,670 shares of the Company’s Class A common stock in accordance with the terms of the Notes. The remaining $81.2 million in principal amount plus accrued interest was repaid with cash. We used proceeds from our January 2004 offering to cover these payments.

So long as we meet the revenue, expense and cash flow projections of our business plan, we expect to be fully funded and will not need to raise additional financing to continue operations. We are continuing to pursue insurance proceeds in connection with the solar anomaly on our existing satellites, and would use the insurance proceeds to repay vendor financing contemplated to be used to launch replacement satellite(s). However, we have raised substantially all of the funds we would need for the completion and launch of XM-3 and the construction of XM-4 in case the receipt of insurance proceeds does not occur in a timely manner.

Our executive offices are located at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus supplement.

Recent Developments

•	In February 2004, we launched our 2004 channel line-up featuring 68 commercial-free music channels; 32 news, sports, talk and variety channels; and, as of March 2004, 15 instant traffic and weather channels reporting continuously updated information from major markets such as New York, Los Angeles, Chicago and Washington, DC. We plan to expand the number of local traffic and weather channels we offer to 21 later in 2004. These channels will be offered to subscribers as part of the basic monthly service fee. We also announced that XM Radio will be available on Jet Blue and AirTran airplanes beginning in fall 2004.

•	In January 2004, we completed a public offering of 20,000,000 shares of our Class A common stock at $26.50 per share, 13,000,000 shares of which were offered for sale by certain selling stockholders. This 7,000,000 share offering resulted in net proceeds to us of $177.3 million.

•	In February 2004, we completed the redemption of $89 million in principal amount of our 10% Senior Secured Convertible Notes due 2009 held by General Motors Corp. As part of the redemption, General Motors converted $7.8 million in principal amount of the Notes, representing the entire principal amount of the Notes that had vested conversion rights at the time of the redemption, into 980,670 shares of the Company’s Class A common stock in accordance with the terms of the Notes. The remaining $81.2 million in principal amount plus accrued interest was repaid with cash. We used proceeds from our January 2004 Class A common stock offering to cover these payments.

•	In March 2004, the holders of the $45.7 million 7.75% Convertible Subordinated Notes due 2006 called for redemption following our January 2004 Class A common stock offering elected to convert into 3.7 million shares of our Class A Common Stock in accordance with the terms of the notes. This represented the retirement of all our remaining outstanding $45.7 million of 7.75% Subordinated Convertible Notes.

•	On March 26, 2004, we announced that we would redeem $50.0 million in principal amount of our 12% Senior Secured Notes due 2010 with proceeds from our January 2004 Class A common stock offering. We expect to complete the redemption on April 27, 2004.

THE OFFERING

Issuer	XM Satellite Radio Holdings Inc.
Class A common stock offered by the selling stockholder	9,014,843 shares.
Common stock to be outstanding after the offering	186,700,891 shares, all Class A common stock (1)(2).
Use of proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholder.
Dividend policy	We presently do not intend to pay dividends on our Class A common stock. We plan to retain any earnings for use in our operations and expansion of our business.
Nasdaq National Market symbol for Class A common stock	“XMSR.”

(1)	Based on the number of shares of Class A common stock outstanding as of February 29, 2004, and excludes:

•	5,393,252 shares of Class A common stock issuable upon conversion of Series A convertible redeemable preferred stock, which converts at the option of the holder on a one-for-one basis;

•	592,861 shares of Class A common stock issuable upon conversion of Series B convertible redeemable preferred stock, which converts at the option of the holder at a rate of 1.25 shares of Class A common stock for each share held;

•	11,455,312 shares of Class A common stock issuable upon conversion of Series C convertible redeemable preferred stock, liquidation preference of $1,000 per share, which converts at the option of the holder at a conversion price of $8.90 per share;

•	61,532,974 shares of Class A common stock issuable upon conversion of 10% senior secured discount convertible notes due 2009, which convert at the option of the holder at a conversion price of $3.18 per share;

•	11,852,811 shares of Class A common stock issuable upon exercise of outstanding options exercisable at exercise prices ranging from $2.67 per share to $45.4375 per share;

•	25,248,745 shares of Class A common stock issuable upon exercise of warrants outstanding exercisable at an exercise price of $3.18;

•	2,853,595 shares of Class A common stock issuable upon exercise of warrants outstanding exercisable at an exercise price of $45.24;

•	640,145 shares of Class A common stock issuable upon exercise of warrants outstanding exercisable at exercise prices ranging from $3.18 per share to $26.50 per share; and

•	1,819,772 shares of Class A common stock issuable upon conversion of 7.75% convertible subordinated notes.

(2)	No shares of our Class B or Class C common stock were outstanding as of February 29, 2004.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

RISK FACTORS

Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. contained or incorporated by reference herein. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

You should read the “Risk Factors” incorporated by reference herein from our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004 and the “Risk Factors” section beginning on page 3 of the accompanying prospectus so that you understand the risks associated with an investment in our Class A common stock.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been quoted on The Nasdaq National Market under the symbol “XMSR” since its initial public offering on October 5, 1999 at a price to the public of $12.00 per share. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as reported on The Nasdaq National Market.

	High	Low
2001:
First Quarter	$21.063	$6.375
Second Quarter	17.500	3.870
Third Quarter	17.200	4.020
Fourth Quarter	20.680	4.300

2002:
First Quarter	19.200	10.700
Second Quarter	14.700	6.260
Third Quarter	7.700	2.630
Fourth Quarter	4.120	1.660

2003:
First Quarter	6.900	2.400
Second Quarter	13.280	5.560
Third Quarter	16.900	10.020
Fourth Quarter	27.300	15.560

2004:
First Quarter (through March 26, 2004)	29.960	20.550

On March 26, 2004, the reported last sale price of our Class A common stock on The Nasdaq National Market was $27.63 per share. As of March 24, 2004, there were 1,757 holders of record of our Class A common stock.

DIVIDEND POLICY

We have not declared or paid any dividends on our Class A common stock since our date of inception. Currently, our Series B convertible redeemable preferred stock restricts us from paying dividends on our Class A common stock unless full cumulative dividends have been paid or set aside for payment on all shares of our Series B preferred stock. The terms of our Series C convertible redeemable preferred stock contain similar restrictions. In accordance with its terms, we have paid dividends on the Series B preferred stock in Class A common stock. The Series C preferred stock provides for cumulative dividends payable in cash. As no dividends have been declared on the Series C preferred stock, the value of the cumulative dividends has increased the liquidation preference. The indentures governing our subsidiary XM Satellite Radio Inc.’s senior secured notes restrict XM Satellite Radio Inc. from paying dividends to us, which, in turn, will significantly limit our ability to pay dividends. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

CAPITALIZATION

The following table sets forth as of December 31, 2003 our capitalization on:

•	an actual basis;

•	a pro forma basis, which gives effect to:

•	the sale of the Class A common stock in our January 2004 Class A common stock offering, and the conversion as of January 22, 2004 by selling stockholders who sold shares in such offering of $10.0 million aggregate initial value ($11.0 million accreted value at conversion) of 10% Senior Secured Discount Convertible Notes into 3.5 million shares of Class A common stock, $40.8 million of Series C convertible redeemable preferred stock into 5.9 million shares of Class A common stock and 3.6 million shares of Series A convertible preferred stock into 3.6 million shares of Class A common stock;

•	the conversion of $7.8 million of the outstanding principal amount of our 10% Senior Secured Convertible Notes due 2009 held by OnStar Corporation, a subsidiary of General Motors, into 1.0 million shares of Class A common stock and the prepayment of the remaining $81.2 million outstanding principal amount and $1.4 million accrued interest of such notes with proceeds from our January 2004 Class A common stock offering on February 26, 2004;

•	the conversion of $45.7 million of 7.75% Convertible Subordinated Notes due 2006 (including accrued interest) into 3.7 million shares of Class A common stock in March 2004; and

•	the payment of $58.2 million to redeem $50.0 million aggregate principal amount of our outstanding 12% Senior Secured Notes due 2010 with proceeds from our January 2004 Class A common stock offering on April 27, 2004;

•	a pro forma as adjusted for conversion basis, which also gives effect to the conversion by the selling stockholder as of March 29, 2004 of 1.7 million shares of Series A convertible preferred stock into 1.7 million shares of Class A common stock.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted For Conversion
	(In thousands)
Cash, cash equivalents and short-term investments	$418,307	$454,860	$454,860

14% Senior Secured Notes due 2010	22,824	22,824	22,824
Less: unamortized discount	(3,726)	(3,726)	(3,726)
14% Senior Secured Discount Notes due 2009	262,211	262,211	262,211
Less: unamortized discount	(85,131)	(85,131)	(85,131)
10% Senior Secured Discount Convertible Notes due 2009	205,068	194,125	194,125
Less: unamortized discount	(61,552)	(58,416)	(58,416)
7.75% Convertible Subordinated Notes due 2006	45,703	—	—
12% Senior Secured Notes due 2010	185,000	135,000	135,000
Loan	35,000	35,000	35,000
Related party debt	141,891	52,849	52,849
Mortgage obligation	28,153	28,153	28,153
Capital leases and other notes payable (1)	6,499	6,499	6,499

Total debt	$781,940	$589,388	$589,388

Stockholders’ equity
Series A convertible preferred stock, par value $0.01 (liquidated preference of $102,739, $68,006 on a pro forma basis and $51,370 on a pro forma as adjusted basis); 15,000,000 shares authorized, 10,786,504 shares issued and outstanding, 7,139,911 shares on a pro forma basis and 5,393,252 shares on a pro forma as adjusted basis	108	71	54
Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $23,714); 3,000,000 shares authorized, 474,289 shares issued and outstanding	5	5	5
Series C convertible redeemable preferred stock, par value $0.01 (liquidation preference of $153,605, $101,838 on a pro forma basis and $101,838 on a pro forma as adjusted basis); 250,000 shares authorized, 120,000 shares issued and outstanding; 79,246 shares on a pro forma basis and 79,246 shares on a pro forma as adjusted basis	1	1	1
Series D junior participating preferred stock, par value $0.01; 250,000 shares authorized, no shares issued and outstanding	—	—	—
Class A common stock, par value $0.01; 600,000,000 shares authorized, 160,655,194 shares issued and outstanding, 185,384,383 shares on a pro forma basis and 187,131,042 shares on a pro forma as adjusted basis	1,607	1,854	1,871
Class C non-voting common stock, par value $0.01; 15,000,000 shares authorized, no shares issued and outstanding	—	—	—
Additional paid-in capital	2,001,688	2,242,301	2,242,301
Accumulated deficit	(1,470,521)	(1,481,274)	(1,481,274)

Total stockholders’ equity	$532,888	$762,958	$762,958

Total capitalization	$1,314,828	$1,352,346	$1,352,346

(1)	Includes deferred vendor financing.

SELLING STOCKHOLDER

The DIRECTV Group, Inc., formerly known as Hughes Electronics Corporation, is offering for sale pursuant to this prospectus supplement 9,014,843 shares of our common stock, which it beneficially owns. We will not receive any proceeds from the sale of our common stock by The DIRECTV Group, Inc.

The following table sets forth certain information with respect to the selling stockholder’s beneficial ownership of our common stock as of March 29, 2004 and after giving effect to this offering.

Name	Number of Class A Shares Beneficially Owned Prior To the Offering	Number of Class A Shares Offered Hereby	Number of Class A Shares Beneficially Owned Following the Offering	Percentage of Total Class A Shares Following the Offering
The DIRECTV Group, Inc.	9,014,843(1)	9,014,843	0	—

(1)	Includes 1,746,691 shares issued or issuable upon conversion of Series A convertible preferred stock.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated March 25, 2004, Bear, Stearns & Co. Inc. has agreed to purchase from the selling stockholder 9,014,843 shares of Class A common stock.

The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by its counsel and various other conditions. The nature of the underwriter’s obligation is such that it is committed to purchase all shares of Class A common stock offered hereby if any of the shares are purchased.

The following table summarizes the underwriting discounts to be paid by the selling stockholder to the underwriter and the expenses payable by us for each share of the selling stockholder’s Class A common stock and in total.

	Per Share	Aggregate
Public offering price	$25.50	$229,878,496.50

Underwriting discounts payable by the selling stockholder	$0.75	$6,761,132.25

Estimated expenses payable by us	$0.0067	$60,000

We have been advised that the underwriter proposes to offer the shares of our Class A common stock to the public at the public offering price set forth on the cover page of this prospectus supplement. The offering of the shares of Class A common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order for the purchase of shares, in whole or in part.

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriter may be required to make in respect thereof.

The underwriter may engage in over-allotment, stabilizing transactions and covering transactions for the purpose of pegging, fixing or maintaining the price of common stock, in accordance with Regulation M under the Securities Act of 1934:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position.

•	Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

•	Covering transactions involve purchase of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock, which may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, the underwriter may exchange in passive market making transactions in the Class A common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of Class A common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriter may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of its business.

The prospectus supplement and accompanying prospectus in electronic format may be made available on internet sites maintained by the underwriter and/or selling stockholder, or by their affiliates. Other than the prospectus supplement and accompanying prospectus in electronic format, information contained in any other web site maintained by the underwriter or the selling stockholder is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been endorsed by us or the underwriter or the selling stockholder in its capacity as underwriter or selling stockholder and should not be relied on by investors in deciding whether to purchase any shares of Class A common stock. The underwriter and the selling stockholder are not responsible for information contained in internet websites that they do not maintain.

We expect that delivery of the common stock will be made against payment therefore on or about April 1, 2004, which is the fifth business day following the date of pricing of the common stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the common stock on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the common stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters with respect to communications regulatory issues will be passed upon for us by Shaw Pittman L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York. From time to time, Latham & Watkins LLP provides legal services for us in connection with matters unrelated to the offering described in this prospectus supplement.

EXPERTS

The consolidated financial statements and schedules of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG LLP contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

PROSPECTUS

XM SATELLITE RADIO HOLDINGS INC.

51,407,893 Shares of Common Stock

Corporate Headquarters:

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

On January 28, 2003, we completed a series of financing transactions with General Motors Corporation and its subsidiary, OnStar Corporation. We also issued a warrant to purchase shares of our Class A common stock to R. Steven Hicks in connection with a private placement that closed on January 28, 2003. At the closing, we entered into a registration rights agreement with, among others, General Motors, OnStar and Mr. Hicks. Under that agreement, we agreed to file a registration statement to permit the selling securityholders named in this prospectus, including certain holders of our Series C preferred stock, to sell the number of shares of Class A common stock indicated in this prospectus.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “XMSR.” On August 7, 2003, the last reported sale price of our common stock was $10.52.

An investment in our securities involves risks. Please read the section entitled “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is August 8, 2003.

1

This registration statement was filed pursuant to the Company’s obligations to General Motors and certain other stockholders. This amended registration statement is being filed to add one of the Company’s Series C preferred stockholders as a selling stockholder and to register additional shares underlying the Series C preferred stock.

SUMMARY

Our Business

We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children’s programming for a monthly fee; we also offer one premium channel. We believe XM Radio appeals to consumers because of our clear sound quality from a digital signal, innovative programming and nationwide coverage. Since our nationwide launch on November 12, 2001, we have built our subscriber base to over 692,000 subscribers as of June 30, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

January 2003 Financing Transactions

On January 28, 2003, we announced that we had completed three separate financing transactions that we believe will significantly improve our liquidity over the next three years. The transactions consisted of (1) an exchange offer relating to $325 million aggregate principal amount of outstanding debt issued by our subsidiary, XM Satellite Radio Inc., or “XM,” (2) a restructuring of our payment obligations to General Motors Corporation, and (3) a private placement resulting in gross proceeds to us of $225 million. You can obtain more information regarding the recent refinancing transactions by reviewing a copy of our Current Report on Form 8-K, filed with the SEC on January 29, 2003, which is incorporated by reference into this prospectus.

Transactions with General Motors

In one of the recent financing transactions, we restructured a substantial portion of our payment obligations under our distribution agreement with General Motors and its subsidiary, OnStar Corporation:

•	In lieu of our obligation to make $115 million in guaranteed payments to OnStar under the distribution agreement from 2003 to 2006, we issued to OnStar approximately $89 million in aggregate principal amount of a 10% senior secured convertible note due December 31, 2009. The note will become convertible at the holder’s option on a quarterly basis through 2006, at 90% of the then fair market value of our Class A common stock but subject to a $5.00 minimum per share conversion price and an escalating maximum per share conversion price for each fiscal year. Interest on this note is payable in cash or, at our option, shares of our Class A common stock having a fair market value equal to the amount of the interest installment at the time of payment. This prospectus relates to, among other things, the shares of Class A common stock issuable as payment of interest on the note.

•	We may finance up to $100 million of payments that may become due under the distribution agreement by drawing under a senior secured credit facility, also maturing in December 2009, that General Motors has agreed to make available to us if we meet financial covenants relating to the number of subscribers not originated by General Motors and our pre-marketing cash flow excluding expenses associated with the distribution agreement. Interest payments under the credit facility will be payable in cash or, at our option, shares of our Class A common stock having a fair market value equal to the amount of the interest installment at the time of payment. In connection with the establishment of the credit facility, we issued to General Motors a warrant to purchase up to 10,000,000 shares of our Class A common stock exercisable at $3.18 per share. This prospectus relates to, among other things, the shares of Class A common stock issuable as payment of interest under the credit facility.

•

We may make up to $35 million in future subscriber acquisition payments that we may owe to OnStar under the distribution agreement in shares of our Class A common stock having a fair market value equal to the amount of the required payment at the time of payment. This prospectus relates to, among other things, the shares of Class A common stock issuable as payment of future subscriber acquisition payments under the distribution agreement.

The note issued to OnStar and the proposed credit facility with General Motors are secured by substantially all of our assets on a shared basis with the notes issued in the exchange offer and the notes issued in the private placement. They also are guaranteed by our material subsidiaries other than the subsidiary that holds our FCC licenses and the subsidiary through which we own our corporate headquarters. The note issued to OnStar and the credit facility with General Motors are equal in right of payment to the notes issued in the exchange offer and the notes issued in the private placement. We have the right to prepay the note issued to OnStar and the credit facility with General Motors at any time. The note issued to OnStar is convertible and the warrant exercisable only to the extent General Motors would not beneficially own more than 19.9% of our Class A common stock upon any conversion or exercise.

As part of the transactions with General Motors, we amended our distribution agreement to provide OnStar limited use of our studio facilities and XM audio content for its telematics service.

Issuance of warrant to R. Steven Hicks

In connection with the $225 million private placement, we issued to R. Steven Hicks a warrant to purchase up to 900,000 shares of our Class A common stock exercisable at $3.18 per share. This prospectus relates to, among other things, shares of Class A common stock issuable upon exercise of the warrant issued to Mr. Hicks.

Series C Preferred Stock

In August 2000, we completed a private placement of 235,000 shares of Series C convertible redeemable preferred stock, which yielded gross proceeds of $235 million. The Series C preferred stock is convertible, at the holders’ option, into Class A common stock at the conversion price then in effect. Currently, the conversion price is $8.97. The Series C preferred stock may be redeemed beginning on February 8, 2005 in cash or, at the holder’s option, in Class A common stock. We must redeem the Series C preferred stock in Class A common stock on February 1, 2012. This prospectus relates to, among other things, the shares of Class A common stock issuable upon conversion of the Series C preferred stock held by certain investors.

Series A Convertible Notes

In July 1999, we issued $250 million of Series A subordinated convertible notes in a private placement. In October 1999, the Series A convertible notes, together with related accrued interest, were converted into shares of our Class A common stock and Series A convertible preferred stock. This prospectus relates to, among other things, the shares of Class A common stock issued upon conversion of the Series A convertible notes in October 1999 or upon conversion of Series A preferred stock held by certain investors.

Recent Developments

Our two in-orbit satellites, XM Rock and XM Roll, currently provide excellent performance but continue to experience progressive solar array power degradation consistent with that experienced by other Boeing 702 satellites in-orbit. There has been no meaningful change in the previously predicted rate of degradation.

We have now put in place firm contractual arrangements to launch our spare satellite (XM-3) during the fourth quarter of 2004 (while our two existing satellites are still performing above minimum acceptable levels), and for Boeing to construct a new ground spare (XM-4) to be completed by the fourth quarter of 2005. We have also entered into a contract with Sea Launch to provide an XM-4 launch, as needed in the future.

Under these contract arrangements, our major cash outlays to launch XM-3 will not arise until the fourth quarter of 2004 and those to construct XM-4 will not occur until the first quarter of 2005. We have recently raised sufficient funds to launch XM-3, but will need to obtain insurance reimbursement or other funds to complete construction of XM-4.

Currently, we have insurance claims in process relating to the power degradation trends experienced by our two in-orbit satellites. A group of our insurers recently denied these claims, asserting that the satellites are still performing above the insured levels and the power trend lines are not definitive; these insurers also allege that we failed to comply with certain policy provisions regarding material change and other matters. We will be responding to the insurers’ position and will proceed to settlement discussions, arbitration or litigation (as needed) to recover the insured losses.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Current Report on Form 8-K, filed with the SEC on June 3, 2003, which are incorporated by reference in this prospectus, and those set forth following this paragraph. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Future issuances of our Class A common stock could lower our stock price and impair our ability to raise funds in new stock offerings.

We have issued and outstanding securities exercisable for or convertible into a significant number of our shares of Class A common stock, including securities issued to General Motors, some of which also give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. As of June 30, 2003, we had outstanding 123,324,577 shares of Class A common stock. On a pro forma basis as of June 30, 2003, if we issued all shares issuable upon conversion of the new notes (but not including accreted value and any in-kind interest payments) and conversion or exercise of other outstanding securities (many of which have a conversion or exercise price significantly above our current market price), we would have had 291,629,844 shares of Class A common stock outstanding on that date (not including a performance-based warrant held by Sony Electronics that may in the future be exercisable for up to 2% of our Class A common stock on a fully diluted basis). Issuances of a large number of shares could adversely affect the market price of our Class A common stock.

In addition to the shares of our Class A common stock that are already publicly-traded, the holders of approximately 16,492,059 shares of our Class A common stock, all of our Series A preferred stock, all of our Series C preferred stock and GM have the right to request registration of their shares, including in future public offerings of our equity securities. We have previously filed registration statements under the Securities Act to cover all 25,000,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. We have also registered for resale 101,713,219 shares issuable upon conversion of our 10% senior secured discount convertible notes due 2009 and registered 25,514,960 shares issuable upon exercise of recently issued warrants under separate registration statements. The sale into the public market of a large number of privately-issued shares could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

Risk Factors Related to Recent Developments

Premature degradation or failure of our satellites could damage our business.

If one of our satellites were to fail or suffer performance degradation prematurely and unexpectedly, it likely would affect the quality of our service, interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. In September 2001, Boeing Satellite Systems (BSS) advised us of a progressive degradation problem with the solar array output power of Boeing 702 class satellites, including both XM Rock and XM Roll. Since the issue is common to Boeing 702 class satellites, we and the manufacturer are closely watching the progression of the problem, including data from a satellite that has been in orbit longer than either of our two satellites by approximately 15 and 17 months, respectively. With this advance visibility of performance levels, a spare satellite under construction that is being modified to address the solar power anomaly, the ability to provide full service for some period of time with XM Rock and XM Roll collocated in one orbit slot and the spare located in the other slot (which would allow partial use of the satellites through the first quarter of 2008), our arrangements to construct a new ground spare, and various mitigation actions to extend the full or partial use of the satellites, we believe that we will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below minimum acceptable levels. Based on the consistency of the degradation trends (with no substantial improvement to date) and continuing analyses by BSS and us, our management adjusted the estimated useful lives of our in-orbit satellites, with effect from September 2002, to the period running through first quarter 2008 (approximately 6.75 years from launch). There is no assurance that such actions will allow us to maintain adequate broadcast signal strength. Our management will continue to monitor this situation carefully and may re-adjust the estimated useful lives of our in-orbit satellites based on future information.

A number of other factors could decrease the useful lives of our satellites, including:

•	defects in construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

In addition, our network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, we would have to repoint all the repeaters to communicate with the other satellite. This would result in a degradation of service that could last several days and could harm our business.

Losses from satellite degradation may not be fully covered by insurance, and insurance proceeds may not be available in a timely manner.

We purchased launch and in-orbit insurance policies from global space insurance underwriters covering XM Rock and XM Roll. Due to the solar array degradation, we have filed a claim for the aggregate sum insured on both satellites ($200 million per satellite) less applicable salvage under our insurance policies. In July 2003, a group of our insurance carriers denied our claim and asserted that XM Rock and XM Roll are still performing above insured levels, the power trend lines are not definitive and that we failed to comply with certain policy provisions regarding material change and other matters. We have announced that we will respond to the insurance carriers’ position and proceed to settlement discussions, arbitration or litigation, as needed, to recover our insured losses, but we may not prevail in this matter or recover the amounts we are seeking from the insurers.

In addition, any amounts we recover from our insurance may not fully cover our losses. For example, our insurance does not cover the full cost of constructing, launching and insuring two new satellites, nor will it cover and we do not have protection against business interruption, loss of business or similar losses. Also, our insurance contains customary exclusions, salvage value provisions, material change and other conditions that could limit our recovery.

Further, any insurance proceeds may not be received on a timely basis in order to launch our spare satellite or construct and launch a replacement satellite. Although we have funds available for the launch of our spare satellite, if adequate insurance proceeds are not received in a timely manner we will need additional funds for the new ground spare satellite (XM-4). This may impair our ability to make timely payments on our outstanding notes and other financial obligations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Current Report on Form 8-K, filed with the SEC on June 3, 2003. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the offer and sale of any securities by the selling securityholders, other than as set forth below. We have agreed to pay the expenses of registering the Class A common stock being offered by the selling securityholders pursuant to this prospectus.

We will receive proceeds from the exercise of the warrant to purchase the shares of our Class A common stock covered by this prospectus. The holder of the warrant is not obligated to exercise this warrant. If the warrant is exercised in full by payment in cash of the initial stated exercise price of $3.18 per share, then we will receive gross proceeds of approximately $2.9 million, which we will use for working capital and general corporate purposes.

We will not receive proceeds from the sale of shares of Class A common stock issued as payment of interest on the note. However, to the extent interest payments on the note are paid in shares of Class A common stock, we will not have to pay such obligations in cash.

We will not receive proceeds from the sale of shares of Class A common stock issued as payment of interest under the senior secured credit facility or convertible note with General Motors or OnStar. However, to the extent interest payments are paid in shares of Class A common stock, we will not have to pay such obligations in cash.

We will not receive proceeds from the sale of shares of Class A common stock issued to make subscriber acquisition payments under our distribution agreement with General Motors. However, to the extent subscriber acquisition payments under the distribution agreement are paid in shares of Class A common stock, we will not have to make such payments in cash.

SELLING SECURITYHOLDERS

Certain of the shares of Class A common stock that are being registered for resale under this prospectus may be acquired by General Motors (including OnStar Corporation) upon: (i) issuance in satisfaction of subscriber acquisition payment obligations under a distribution agreement and (ii) payment of interest under a 10% senior secured convertible note and a senior secured credit facility. Certain shares of Class A common stock that are being registered for resale under this prospectus may be acquired by AEA XM Investors I LLC and AEA XM Investors II LLC upon conversion of 8.25% Series C convertible redeemable preferred stock due 2012 at a current conversion price of $8.97 per share. The Series C preferred stock was issued in August 2000 in a transaction exempt from the registration requirements of the Securities Act. The shares of Class A common stock registered for resale under this prospectus include shares which may be issued upon conversion, exchange or redemption of the Series C preferred stock. The number of shares of Class A common stock registered includes the estimated number issuable upon conversion of the Series C preferred stock at February 8, 2005, the first optional redemption date. The number of shares of Class A common stock issuable upon conversion of the Series C preferred stock increases over time as dividends accrue, and therefore will depend on when the Series C preferred stock is converted. (In addition, the number of shares would increase whenever the conversion price is adjusted under the anti-dilution provisions.) From time to time, we may enter into transactions with one or more holders of the Series C preferred stock in which we issue shares of our Class A common stock in exchange for the Series C preferred stock held by those holders. Although the terms of any exchange transactions may vary, the number of shares of Class A common stock issued in exchange for Series C preferred stock may differ from the number of shares of Class A common stock into which the Series C preferred stock is then convertible. Certain shares of Class A common stock that are being registered for resale under this prospectus were or may be acquired by Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC upon conversion of Series A convertible notes, upon conversion of Series C preferred stock or in our initial public offering. Certain shares of Class A common stock being registered for resale under this prospectus may be acquired by American Honda Motor Co., Inc. upon conversion of Series C preferred stock. Certain shares of Class A common stock being registered for resale under this prospectus were or may be acquired by Hughes Electronics Corporation from one of our former stockholders, upon conversion of Series C preferred stock, upon conversion of Series A preferred stock or in our initial public offering. The remaining shares of Class A common stock that are being registered for resale under this prospectus may be acquired by R. Steven Hicks upon exercise of warrant at an exercise price of $3.18 per share. The warrant was originally issued in January 2003 in a transaction exempt from the registration requirements of the Securities Act. The Series C preferred stock, the shares of Class A common stock issuable upon conversion thereof, the Series A preferred stock, the shares of Class A common stock issuable upon conversion thereof, the Series A convertible notes, the shares of Class A common stock issuable upon conversion thereof, the warrant, the shares of Class A common stock issuable upon exercise thereof and the shares of Class A common stock issuable under the credit facility and distribution agreement constituted “restricted securities” under the Securities Act prior to this registration.

The selling securityholders may from time to time offer and sell pursuant to this prospectus the respective numbers of shares of Class A common stock as are set forth opposite their names in the table below. The following table sets forth the name of each selling securityholder and the following information as of June 30, 2003:

•	the number of shares of Class A common stock beneficially owned by each selling securityholder;
•	the maximum number of shares that may be offered for sale by such selling securityholder under this prospectus;
•	the number of shares beneficially owned by each selling securityholder, assuming all such shares are sold; and
•	the percentage of our outstanding Class A common stock beneficially owned by such selling securityholder.

The selling securityholders may offer all, some or none of the Class A common stock shown in the table. Because the selling securityholders may offer all or some portion of the common stock, we have assumed for purposes of completing the last column in the table that all shares of Class A common stock offered hereby will have been sold by the selling securityholders upon termination of sales pursuant to this prospectus.

Name of Selling Securityholder	Class A Common Stock Beneficially Owned Prior to the Offering	Class A Common Stock Offered Hereby	Class A Common Stock Beneficially Owned After Completion of the Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Completion of the Offering (1)
General Motors(2)	28,793,194	5,000,000	28,793,194	19.9%
R. Steven Hicks(3)	900,000	900,000	0	*
AEA XM Investors I LLC(4)	7,337,597	8,725,825	0	*
AEA XM Investors II LLC(4)	948,636	1,128,113	0	*
Madison Dearborn Capital Partners III, L.P.(5)(7)	6,755,213	8,033,258	0	*
Madison Dearborn Special Equity III, L.P.(6)(7)	149,981	178,356	0	*
American Honda Motor Co., Inc.(8)	23,292,335	8,211,614	16,387,142	11.7%
Hughes Electronics Corporation(9)	18,700,941	15,946,082	3,277,428	2.6%
Columbia XM Radio Partners, L.L.C.(10)	2,416,865	739,045	1,795,397	*
Columbia XM Satellite Partners III, LLC(11)	1,298,583	1,173,194	0	*
Columbia Capital Equity Partners III (QP), LP(11)	1,517,178	1,372,406	363,113	*

* Indicates less than 1% ownership.

(1) Based on 123,324,577 shares of outstanding Class A common stock as of June 30, 2003.

(2) Includes both General Motors Corporation and its subsidiary, OnStar Corporation, which have entered into certain arrangements with us, as described above under the heading “January 2003 Financing Transactions.” Our arrangements with General Motors and OnStar are also described in our Proxy Statement, filed with the SEC on April 21, 2003 and incorporated herein by reference. Under our agreements with General Motors, certain securities held by General Motors are not convertible or exercisable to the extent General Motors would own more than 19.9% of our Class A common stock.

(3) R. Steven Hicks is a member of our board of directors. Mr. Hicks joined our board of directors in connection with the closing of a $225 million private placement on January 28, 2003. Mr. Hicks is a non-managing member of Baystar Capital, affiliates of which purchased 10% senior secured discount convertible notes in January 2003 private placement.

(4) Represents Class A common stock issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of such securities. Excludes approximately 274,860 shares issuable upon conversion of 10% senior secured discount convertible notes due 2009 held by AEA XM Investors IA LLC, a Delaware limited liability company (“AEA XM IA”), and approximately 2,248,760 shares of Class A common stock issuable, as of June 30, 2003, upon conversion of 10% senior secured discount convertible notes due 2009 held by AEA XM Investors IIA LLC, a Delaware limited liability company (“AEA XM IIA”). As the general partner of each of XM Investors I LP, a Delaware limited partnership, XM Investors II LP, a Delaware limited partnership, XM Investors IA LP, a Delaware limited partnership, and XM Investors IIA LP, a Delaware limited partnership, which are the managing members of AEA XM Investors I LLC, a Delaware limited liability company (“AEA XM I”), AEA XM Investors II LLC, a Delaware limited liability company (“AEA XM II”), AEA XM IA and AEA XM IIA, respectively, AEA XM Investors Inc., a Delaware corporation (“AEA XM Investors”), may be deemed to be the beneficial owner of the shares of Class A common stock beneficially owned by AEA XM I, AEA XM II, AEA XM IA and AEA XM IIA. Our arrangements with AEA XM I and AEA XM II are described in our Proxy Statement, filed with the SEC on April 21, 2003 and incorporated herein by reference. By virtue of being the sole shareholder of AEA XM Investors, AEA Investors Inc. may be deemed to have beneficial ownership of any and all shares of Class A common stock beneficially owned by AEA XM I, AEA XM II, AEA XM IA and AEA XM IIA. Pierce J. Roberts, Jr., a member of our board of directors, was a managing director of AEA Investors LLC, an affiliate of each of AEA Investors Inc., AEA XM Investors, AEA XM I, AEA XM II, AEA XM IA and AEA XM IIA.

(5) Includes 6,755,213 shares issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of such securities.

(6) Includes 149,981 shares issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of such securities.

(7) Our arrangements with Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P. are described in our Proxy Statement, filed with the SEC on April 21, 2003 and incorporated herein by reference. James N. Perry, Jr., a member of our board of directors, is a Managing Director of Madison Dearborn Partners, Inc., an affiliate of each of Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P.

(8) Includes 6,905,193 shares issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of such securities. Our arrangements with American Honda Motor Co., Inc. are described in our Proxy Statement, filed with the SEC on April 21, 2003 and incorporated herein by reference. Thomas G. Elliott, a member of our board of directors, is Executive Vice President, Automobile Operations and a director of American Honda Motor Co., Inc.

(9) Includes 5,393,252 shares issuable upon conversion of Series A convertible preferred stock and 2,762,077 shares issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of the Series C preferred stock. Our arrangements with Hughes Electronics Corporation are described in our Proxy Statement, filed with the SEC on April 21, 2003 and incorporated herein by reference. Jack Shaw, a member of our board of directors, is Chief Executive Officer and a director of Hughes Electronics Corporation.

(10) Includes 621,467 shares issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions of the Series C preferred stock.

(11) Represents Class A common stock issuable upon conversion of Series C convertible redeemable preferred stock plus accrued and unpaid dividends and an indeterminate number of shares that may be issued pursuant to the antidilution and stock dividend provisions thereof.

Other than as noted above or elsewhere in this prospectus, none of the selling securityholders has had any material relationship with us or our affiliates within the past three years.

Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors in interest, may offer and sell, from time to time, the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the respective selling securityholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Class A common stock may be sold by or for the account of the selling securityholders or their successors in interest from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale,

•	in the over-the counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	through the settlement of short sales,

•	through a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	through a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account,

•	involving an ordinary brokerage transaction or a transaction in which the broker-dealer solicits purchasers,

•	that are privately negotiated,

•	through an underwritten offering, or

•	through a combination of the above methods of sale.

In connection with the sale of the Class A common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Class A common stock and deliver these securities to close out such short positions, sell short and deliver these securities to close out such short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities.

At the time a particular offering of the Class A common stock is made, a supplement to this prospectus, if required, will be distributed which will set forth the aggregate amount of Class A common stock being offered, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus and other facts material to the transaction. Each broker-dealer that receives the Class A common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of Class A common stock.

In addition, upon receiving notice from a selling securityholder that a donee, pledgee or transferee or other successor-in-interest intends to sell shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the transferee. We have agreed with the selling securityholders to keep the registration statement of which this prospectus is a part effective until all shares are sold by the selling securityholders or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act.

The aggregate proceeds to the selling securityholders from the sale of the Class A common stock offered by them hereby will be the purchase price of such shares of Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding Class A common stock is included for quotation on the Nasdaq National Market.

In order to comply with the securities laws of certain jurisdictions, if applicable, the Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling securityholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 or any other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the Class A common stock described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described in this prospectus.

To the extent required, the shares of Class A common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the selling securityholders to register their Class A common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling securityholders and our company and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the Class A common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the Class A common stock, provided that each selling securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of Class A common stock and activities of the selling securityholders.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003;

•	Our Proxy Statement, filed with the SEC on April 21, 2003;

•	Our Current Reports on Form 8-K, filed with the SEC on:

•	January 15, 2003;

•	January 29, 2003;

•	May 8, 2003;

•	June 3, 2003;

•	June 11, 2003; and

•	August 7, 2003;

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.